Santiago, October 21, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

IPursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and Chapter 18-10 of the Updated Compilation of Regulations (“RAN”) issued by the Financial Market Commission (“CMF”), and being duly authorized, I hereby inform you of the following material event concerning Banco Santander-Chile (the “Bank”):

As of this date, the Bank has completed the placement of perpetual bonds eligible as Additional Tier 1 capital, or “AT1” (the “AT1-2026 Bonds”), for an aggregate principal amount of USD 700,000,000 (seven hundred million United States dollars, such currency, “USD”). The AT1-2026 Bonds were fully acquired by an entity of the Santander Group.

The AT1-2026 Bonds will bear interest at a rate of 8.0% per annum. Interest will be paid semi-annually on April 26 and October 26 of each year, commencing on April 26, 2027. The AT1-2026 Bonds have no fixed maturity date and may not be redeemed before five years have elapsed from their issuance date.

The issuance was carried out in accordance with Article 55 bis of the General Banking Act, Circular Letter No. 1226 of 2021, and Chapters 21-2 and 13-34 of the RAN. The AT1-2026 Bonds have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”) and were placed pursuant to Regulation S thereunder.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange